

INVEST IN **DRIVN RENTALS**

Pioneering the Next Wave of Car Rentals

drivnrentals.com   Phoenix, AZ       Technology   B2B   Hardware   Consumer Goods   B2C

Highlights

1   Drivn manages a fleet of electric vehicles that it rents through Turo & to Uber/Lyft drivers.

2   Drivn's operating partner has a successful history of managing a fleet of 50 cars profitably.

3   The scalable model can grow to hundreds of cars across regions, leveraging success

& relationships.

4 Drivn aims to grow to 200 vehicles in 2 Western markets, then expand to 2,000 vehicles in 7 markets.

5 Drivn seeks $5M to expand its fleet by 200 vehicles and grow its Uber and Lyft rental programs.

6 As rideshare grows, the need for vehicles will likely rise, creating opportunities for our business.

7 Drivn will attempt to consolidate the Turo market, penetrate Uber rentals, and expand to 7 states.

8 As the market evolves, Drivn will strive to be a key player in driverless tech.

Featured Investor



Robert Emanuele

Invested $50,000 ⓘ

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“This is an incredible opportunity to participate in the high growth ridesharing and private rental markets. Companies like Uber, Lyft, and Turo are all projected to continue to grow significantly in the coming years. The supply of vehicles coming from private owners is so fragmented. Drivn has a great opportunity to create economies of scale in this business, and to consolidate and expand. I can foresee Drivn growing well beyond their projected expansion into 7 markets. I think they could expand this business nationally once they get critical mass and demonstrate the profitability they project. Accessing the capital markets and raising additional debt and equity will be readily available for a growth business like this. Drivn has found a way to create a business opportunity like this that is connected to disruptive businesses like Uber and Turo. I am excited to participate with this company, and to watch them succeed in this space.”

Our Team



Patrick Lamb Founder

Seasoned executive with experience in banking, mortgage lending, & auto leasing. Starting as a corporate lawyer in New York. Since 2011, he has held executive roles, including President & CEO, at several independent mortgage lenders driving their growth.



Maxwell Hart Chief Operating Officer

Growing up around cars, he gained hands-on experience in buying, selling, and collaborating with dealerships, which led to the creation of Hart Rentals. Maxwell's expertise in cars and enthusiasm shine through in his work with clients every day.



Zachary Hart Arizona Operations Manager

Zach discovered his passion for cars at 14 yers old. Rising through Arizona's automotive scene, he excelled in a top-tier dealership, gaining invaluable industry insights through hands-on experience and dedication.

SIMPLIFY YOUR JOURNEY





In a world where innovation is the driver of change, Drivn Rentals emerges as a beacon of progress in the travel and transportation landscape.

Picture this: while traditional car rental companies and taxi services have been stuck in the slow lane, weighted down by bureaucracy, and bloated infrastructure, a whirlwind of disruptive technologies—Uber, Lyft, Turo—have zoomed past, reshaping the way we get from point A to B.

But here's the twist: opportunities in this game of innovation aren't just for multi-billion dollar tech companies—it's everyday people like you and me. With the rise of ride-sharing platforms, a new wave of entrepreneurs has emerged, seizing the opportunity to become their own bosses and earn extra income, and play a pivotal role in shaping the ever-evolving transportation system.

The Solution:

Enter Drivn Rentals, your partner in this dynamic journey of change. We're here to support dedicated participants, to facilitate the continued evolution of this market as adoption increases and younger generations and demographics jump in further.

Drivn Rentals has established a fleet of electric vehicles (because our environment matters too) that it rents on a daily or weekly basis to everyday users adopting the private rental model and to entrepreneurs starting their own business driving for rideshare companies.

We're making waves in Phoenix, Arizona. We've established our initial fleet of vehicles at a discounted price by taking advantage of the divestiture of electric vehicles by the Hertz Corporation.

Now, here's where you come in. We're on the lookout for capital to take our vision further. We're seeking $5,000,000 to acquire approximately 200 additional electric vehicles, spreading our wings to urban markets in the Western and Southwestern United States.

Why now, you ask? Because the opportunity is ripe. As the car-sharing market evolves and electric vehicles flood the scene, the time to act is now. So, join us as we redefine travel and transportation, one electric ride at a time. Let's drive change together.



Market

Market Demand Growth: The demand for alternative transportation, especially peer-to-peer car rental services, is consistently growing.





According to Turo's statistics, for the Tesla Model 3, the region with the highest annualized ROI is the Phoenix Area. With an average annual ROI of 37.9% per year, or $12,728 in year per vehicle earnings. (Turo)

Additional demand for ride-sharing services provides more opportunity for car rentals as entrepreneurs seek cost effective ways to become their own boss as a rideshare driver.

As usage continues to grow for rideshare, delivery, and peer-to-peer rentals, there will be a significant need for stable, committed, multi-unit suppliers of vehicles for those services.

Uber and Lyft are driving continued growth in the ride-sharing market by innovating with new services such as deliveries and package pickups.

Environmental Consciousness: The growing trend towards environmentally friendly choices increases the popularity of electric vehicles, aligning with the company's EV fleet.

- Users of rideshare technology tend to be more environmentally conscious.

- Electric vehicles are much more suited towards "local" rentals that are more common on the rideshare platforms.

- Electric vehicles allow renters to get a better performing and quality

Electric vehicles allow renters to get a better performing and quality vehicle with lower cost per mile.

The vehicle supply on platforms like Turo, Uber, and Lyft is highly fragmented, with the majority being owned by individual operators.

Drivn has the opportunity to gain cost and service efficiencies by building a fleet of vehicles to meet the demand in both these spaces.


P
Market Competition
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Competitors

Established car rental companies like Hertz and Enterprise, as well as platforms like Getaround constitute competition in the rental market, although not for electric vehicles.

Most of the competition for the Turo platform users comes from an extremely dispersed group of individual owners renting their personal vehicles.

Competitive pricing strategies allow hosts to lower their prices or offer discounts to attract customers away from other hosts.

A significant area of competition is in gaining access to drivers of the

large rideshare platforms that provide a substantial opportunity for consistent and profitable longer-term rentals.

Renting vs. Owning a Vehicle for Rideshare Drivers: A Growing Opportunity

Committing the investment to become your own boss as a rideshare driver is a giant leap if you buy your own vehicle to do it, but a small step if you rent.

Rideshare companies face high attrition rates among first-year drivers due to the initial investment and challenges in achieving early profitability.

The Drivn rental solution lowers the bar and creates opportunity for new drivers.

OWNING VS RENTING

TESLA vs PRIUS	Owning	Renting	Year 1 / Owning	Year 1 / Renting
Car Type	2023 Prius	2023 Model 3		
Purchase Price	$40,219	$0/month		
Upfront Cost	$5000 down payment	$700 (deposit + 1 week rental)	$5000	$700
Monthly Payment	$711.08/month	$1500/month	$8532.96	$18,000
Insurance	$231.45/month	$231.45/month	$2777.40	$2777.40
Registration	$12.50/month	$0/month	$150	$0
Maintenance	$54.17/month	$0/month	$74	$0
Fuel/Power	$4.20/gallon		$5000	$3070
Tires (1 set/1.5 years)	$46.85/month	$0/month	$562.20	$0
Depreciation	13.25%	$0/month	$7000	$0
Total Cost			**$29,097**	**$24,547**



OWNING VS RENTING


Upfront Cost
Monthly Payment
Insurance
Registration
Maintnance
Fuel/Power
Tires
Depreciation
Tesla RENTED
Prius OWNED
$0.00
$5000.00
$10000.00
$15000.00
$20000.00
$25000.00
$30000.00
DRIVN RENTALS

Investment Summary


Investment
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Drivn is seeking a $5,000,000 investment to acquire approximately 200 vehicles to build out the initial fleet for the Phoenix and Salt Lake City markets.

Drivn projects first year revenue of $2,187,000 and pre-tax income of $463,000 as the company builds the fleet and ramps up operations.

Upon reaching full operational capacity, the projected annual revenue run rate is anticipated to surpass $3,000,000, with pre-tax income expected to exceed $900,000.

DRIVN RENTALS P&L FORECAST

Drivn Rentals P&L Forecast	Year 1	Year 2	Year 3	Three Year Total
Capital	$5,000,000	$22,500,000	$42,500,000	$42,500,000
Uber Rental Revenue	$879.943	$4,628,571	$14,400,000	$19,908,514
Turo Rental Revenue	$1,307,888	$6,879,600	$15,876,000	$24,063,488
Monthly Rental Revenue	$2,187,831	$11,508,171	$30,276,000	$43,972,003
Other Income	$0	$0	$0	$0
Total Revenue	$2,187,831	$11,508,171	$30,276,000	$43,972,003
Personnel Expense	$119,770	$630,000	$1,470,000	$2,219,770
Rent Expense	$190,000	$480,000	$1,080,000	$1,750,000
Insurance Expense	$225,759	$661,500	$1,323,000	$2,210,259
Technology Expense	$34,220	$180,000	$420,000	$634,220
Depreciation Expense	$356,458	$1,687,500	$3,718,750	$5,762,708
Preferred Return/Interest Expense	$285,167	$843,750	$1,859,375	$2,988,292
Professional & Admin Expense	$35,833	$100,000	$100,000	$235,833
Marketing Expense	$34,220	$180,000	$420,000	$634,220
Other Operating Expense	$171,100	$900,000	$2,100,000	$3,171,100
Management Fee	$271,615	$1,467,271	$3,280,231	$5,019,118
Total Expenses	$1,724,142	$7,130,021	$15,771,356	$24,625,519
Net Income Before Tax	$463,689	$4,378,150	$14,504,644	$19,346,483





DRIVN RENTALS P&L FORECAST



Drivn's three year goal is to raise an additional $37,500,000 to build a 2,000 vehicle fleet across 10 Western and Southwestern U.S. cities.

Projected annualized revenue upon full ramp up is expected to exceed $34,000,000.

Projected annualized pre-tax income upon full ramp up is expected to exceed $17,000,000.

Forward looking projections cannot be guaranteed

Risks

1. Many gasoline drivers are reticent of recharging questions and not familiar with how to do it and how to plan it.

2. Over saturation of Teslas being used on Turo due to the low barrier to entry into this business.

3. Building a positive reputation with users is critical; bad reviews can destroy trust and significantly hurt revenue.

4. Having to keep up with the quality and maintenance of vehicles.

5. Our business significantly relies on Turo to market our cars to customers successfully.

6. Expanding the business will require focusing on new geographic markets, leveraging prime locations and talented individuals to ensure success.

Traction

The company may be in its early stages, but its management team brings years of hands-on experience to the table. Hart Rentals has successfully built and operated a fleet of around 50 vehicles, renting them out via

Turo and Uber for the past five years. During this time, Hart has perfected the logistics, established key relationships, and streamlined operations.

We have already laid the groundwork for expanding the business. Leveraging our relationship with The Hertz Corporation, we've acquired the first 11 vehicles for our fleet— all Tesla Models 3 or Y, each less than two years old and with under 40,000 miles. These vehicles are already operational in the Phoenix, AZ market.

Our focus now is on rapidly scaling up. We are actively purchasing additional vehicles through this channel and are committed to deploying the capital we raise as efficiently as possible. Investing with us means joining a venture poised for significant growth in the rapidly evolving EV rental market.